September 18, 2024

Shaolin Hong
Chief Executive Officer
Fuxing China Group Ltd
Hangbian Industry Area
Longhu Town, Jinjiang City
Fujian Province 362241
China

       Re: Fuxing China Group Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed September 9, 2024
           File No. 333-278459
Dear Shaolin Hong:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 3, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Capitalization, page 56

1. We note your revision in response to prior comment 2 and reissue. Please replace the liabilities sections of the table with a debt section that only includes short and long term bank indebtedness (i.e., bank loan).


       Please contact SiSi Cheng at 202-551-5004 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.
 September 18, 2024
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing